555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES

Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

October 30, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Axalta Coating Systems Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 14, 2014
File No. 333-198271

Dear Mr. Ingram:

On behalf of our client, Axalta Coating Systems Ltd., a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on August 20, 2014, as amended by Amendment No. 1 filed with the Commission on September 24, 2014 (“Amendment No. 1”) and Amendment No. 2 filed with the Commission on October 14, 2014 (“Amendment No. 2”) (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letters to Mr. Michael F. Finn, the Company’s Senior Vice President and General Counsel, dated September 16, 2014, October 9, 2014 and October 21, 2014, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 3, marked to show changes against Amendment No. 2, in the traditional non-EDGAR format to each of Kamyar Daneshvar, Jeff Gordon, Jeanne Baker and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 30, 2014

Comment Letter dated September 16, 2014

General

2.	Pages 13 and II-1 indicate that a stock split will occur in connection with the filing of your amended and restated memorandum of association and the adoption of your amended and restated bye-laws immediately prior to this offering. Since the stock split will occur immediately prior to this offering, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected stock split.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the financial statements and disclosures throughout Amendment 3 to give effect to the 1.69-for-1 stock split that was effectuated on October 28, 2014.

Comment Letter October 9, 2014

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 54

Notes To Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 59

3.	We have reviewed your response to comment 13 in our letter dated September 16, 2014. We note that, because the amount of proceeds is unknown, you have not provided additional pro forma information to reflect any anticipated repayment of debt as such repayment is not probable. Please confirm that once the amount of proceeds is known, you will reflect the repayment of debt from the use of proceeds in accordance with Rule 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the offering is currently contemplated to result in no proceeds to the Company; therefore, the Company has revised Amendment 3 accordingly.

Comment Letter dated October 21, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 70

1.	You disclose on page 71 that cost of sales were higher during the Successor six months ended June 30, 2013 primarily as a result of increased inventory costs related to fair value adjustments to inventory in conjunction with the Acquisition. We note that cost of sales were actually lower during the Successor six months ended June 30, 2013 compared to the Successor six months ended June 30, 2014. As such, please revise your disclosure accordingly.

October 30, 2014

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 73 in response to the Staff’s comment.

Selected Segment Information, page 83

2.	Given the selected financial information you have presented for your segments, it does not appear that there are any pro forma adjustments reflected in the pro forma column for the six months ended June 30, 2014. Please advise or revise your disclosures accordingly.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 69, 85 and 86 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon

of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Charles W. Shaver of Axalta Coating Systems Ltd.

Robert W. Bryant of Axalta Coating Systems Ltd.

Michael F. Finn of Axalta Coating Systems Ltd.

Kamyar Daneshvar

Jeff Gordon

Jeanne Baker